UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Corebridge Financial, Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

21871X 109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 21871X 109

1	NAMES OF REPORTING PERSONS American International Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Incorporated under the laws of the State of Delaware
	5	SOLE VOTING POWER

NUMBER OF		501,145,000
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		501,145,000
WITH	8	SHARED DISPOSITIVE POWER

		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

501,145,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

77.7% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(1) The percent of class is based on 645,000,000 shares of Corebridge Financial, Inc.’s (the “Issuer”) common stock outstanding as of November 8, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Securities and Exchange Commission on November 9, 2022 (the “3Q22 10-Q”).

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CUSIP No. 21871X 109

Item 1.

(a)            Name of Issuer:

Corebridge Financial, Inc.

(b)            Address of Issuer’s Principal Executive Offices:

2919 Allen Parkway, Woodson Tower

Houston, Texas 77019

Item 2.

(a)            Name of Person Filing:

American International Group, Inc. (“AIG”)

(b)            Address of Principal Business Office or, if none, Residence:

1271 Avenue of the Americas

New York, New York 10020

(c)            Citizenship:

AIG is incorporated under the laws of the State of Delaware

(d)            Title of Class of Securities:

Common stock, par value $0.01 per share

(e)            CUSIP Number:

21871X 109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ] An investment adviser in accordance with §240.13d-1(b) (1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);

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(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b) (1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	[ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.                    Ownership.

(a)            Amount beneficially owned:

As of December 31, 2022, AIG directly owned 501,145,000 shares of the Issuer’s common stock.

(b)            Percent of class:

77.7%. The percent of class is based on 645,000,000 shares of the Issuer’s common stock outstanding as of November 8, 2022, as reported in the 3Q22 10-Q.

(c)            Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

AIG has the sole power to vote or to direct the vote of 501,145,000 shares of common stock.

(ii) Shared power to vote or to direct the vote:

Not applicable.

(iii) Sole power to dispose or to direct the disposition:

AIG has the sole power to dispose or to direct the disposition of 501,145,000 shares of common stock.

(iv) Shared power to dispose or to direct the disposition:

Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

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Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.                    Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2023

AMERICAN INTERNATIONAL GROUP, INC.

By:	/s/ Elaine Rocha
Name: Elaine Rocha
Title: Senior Vice President and Chief Investment Officer